                                                                EXHIBIT 16(c)(4)

                     [LETTERHEAD OF SANDERS MORRIS HARRIS]


PERSONAL AND CONFIDENTIAL
-------------------------


                                August 11, 2000


Mr. John M. Edgar
Chairman of the Independent Committee of
  the Board of BFX Hospitality Group, Inc.
c/o Bryan Cave
3300 One Kansas City Place
1200 Main Place
Kansas City, MO 64105-6914

Gentlemen:

You have advised Sanders Morris Harris Inc. ("SMH") that management of BFX Hospitality Group, Inc. ("BFX" or the "Company") has proposed to acquire the outstanding common stock of BFX at a price of $2.25 per share in a "going private" management buyout transaction (the "Transaction").

The Transaction will be structured as a merger of the Company with and into American Hospitality, L.L.C. ("American") pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and between the Company, American and Hospitality Concepts., L.L.C., which owns all the outstanding stock of American and which is owned by members of management proposing the Transaction.

You have requested that SMH act as financial advisor to the Independent Committee referred to above and issue an opinion ("Opinion") as to the fairness to the public shareholders of BFX of the consideration to be received in the proposed Transaction.

SMH, as part of its investment banking business, is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

BFX Hospitality Group, Inc.
August 11, 2000
Page 2

In arriving at our Opinion, we have, among other things:

     1. Reviewed a draft of the Agreement and Plan of Merger dated August 7, 2000;

     2.   Reviewed BFX Proxy Statement draft dated July 28, 2000;

     3. Reviewed BFX Hospitality Group, Inc. Liquidation Analysis dated May 10, 2000;

     4. Reviewed June 1998 Consent Decree between the United States of America and BFX Hospitality Group, Inc.;

     5. Reviewed Record of Decision with respect to the Company's Superfund site in Vestal, New York;

     6. Reviewed BFX audited financials and annual report for the year ended September 30, 1999;

     7. Reviewed BFX unaudited financial statements for the quarter ended March 31, 2000;

     8. Reviewed BFX confidential unaudited financial statements for the four-week period ended May 28, 2000;

     9. Reviewed summary projections and assumptions for each of BFX's operating facilities for 2000 - 2005 prepared and provided by BFX management at SMH's request;

     10.  Reviewed BFX summary history provided by BFX management;

     11. Reviewed letter dated June 28, 2000 from Robert H. McLean to the Independent Committee setting forth the preliminary proposal;

     12. Reviewed a July 26, 2000 proposal from John Hancock Real Estate Finance, Inc. with respect to a $2,200,000 mortgage loan on the Stockyards Hotel;

     13. Reviewed an August 1, 2000 proposal from Amresco Commercial Finance, Inc. with respect to a $5 million loan;

     14. Reviewed a July 19, 2000 memo from Robert Korman to James Pryde regarding the Transaction;

     15. Reviewed a July 21, 2000 memo from Robert Korman to Clyde Buck regarding the book value of BFX;

     16.  Reviewed Cat's Meow lease agreement dated September 30, 1989;

BFX Hospitality Group, Inc.
August 11, 2000
Page 3

     17. Reviewed Vestal, New York Superfund site lease agreement dated January 1, 1997; and

     18. Discussed various assets, liabilities and operations of BFX involved in the Transaction.

With your permission, we have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us, or publicly available, for purposes of this Opinion, and have further relied upon the assurances of management of the Company that it is not aware of any facts that will make such information inaccurate or misleading in any respect material to our analysis. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of the Company, nor have we conducted a physical inspection of the properties and facilities of the Company. We have assumed that the financial forecasts and projection information of each individual operating business unit provided to us by the Company have been reasonably determined on bases reflecting the best currently available estimates and judgments of the Company's management as to each operating business unit's future financial performance. We have further assumed in our analyses that, in all material respects, such forecasts and projections will be realized in the amounts and times indicated thereby. We express no view as to such forecasts, projections or the assumptions on which they were based. We have also assumed, and you have informed us, that the Transaction will be accounted for on a purchase basis and the consideration to be received by public stockholders will be taxable. We have relied as to all legal, accounting and tax matters with respect to the Transaction on legal counsel and accountants to the Company. We were not authorized to negotiate the terms of the Transaction, and we have based our opinion solely upon the Merger Agreement as negotiated by others. We were not asked to, and we did not, solicit third party offers to acquire all or part of the Company.

For purposes of rendering our Opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either the Company or American are party, as contemplated by the Merger Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the consideration to be received by the public stockholders or the time of such receipt.

BFX Hospitality Group, Inc.
August 11, 2000
Page 4



Our Opinion is limited to the fairness, from a financial point of view, of the Transaction to the Company's public stockholders, and we express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction. This Opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction. Our Opinion necessarily is based upon market, economic and other conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our Opinion based upon circumstances or events occurring after the date hereof.

We have acted as financial advisor to the Independent Committee in connection with the Transaction and will receive a fee for our services, including for rendering this Opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. As we have previously advised you, in the ordinary course of business, we or our affiliates may trade in the Company's common stock for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the consideration to be received in the Transaction is fair to the public shareholders of BFX from a financial point of view.



                                SANDERS MORRIS HARRIS INC.


                                By:
                                   -----------------------------------
                                   G. Clyde Buck
                                   Managing Director

                              M E M O R A N D U M
                              -------------------


TO:     File

FROM:   G. Clyde Buck
        Mark E. Burroughs, Jr.

DATE:   August 11, 2000

RE: Logic Memo to Support SMH Fairness Opinion to the fairness to the public shareholders of BFX Hospitality Group, Inc. ("BFX" or the "Company") of management's proposal to acquire the outstanding common stock of BFX at a price of $2.25 per share in a "going private" management buyout transaction (the "Transaction").


                               TABLE OF CONTENTS
                               -----------------

                                                       Page
                                                       ----

A.    BACKGROUND OF BFX HOSPITALITY GROUP, INC.         3

B.    BACKGROUND OF THE TRANSACTION                     5

C.    SUMMARY OF CRITICAL FACTORS TO SUPPORT
      SMH'S FAIRNESS OPINION                            6

  EXHIBITS
  --------

  I.   Selected Financial Information

  II.  Discounted Cash Flow Models for:

       (a)  Cat's Meow;

       (b)  Lucile's, A Stateside Bistro;

       (c)  Stockyards Hotel and 3H Restaurant; and

       (d)  BFX Remaining as a Public Company.

 III.  Comparable Companies - Selected Data for Seven Comparable Companies

A.   Background of BFX
     -----------------

     BFX Hospitality Group, Inc. ("BFX") owns and operates food service, lodging and entertainment facilities in Texas and Louisiana through three wholly-owned subsidiaries, (a) American Food Classics, Inc. ("AFC"), (b) BFX-LA, Inc. d/b/a Bourbon Street Hospitality ("BSH") and (c) Stockyards Hotel, Inc.

     AFC was organized in 1992 to develop, own and operate food service concepts that, once proven, could be expanded to multiple locations throughout the United States as well as internationally. AFC presently owns and operates Cabo, The Original "Mix Mex" Grill ("Cabo"), which opened in December 1994 in Houston, Texas, and which offers fish tacos, habanero shrimp and other Mexican food with Central and South American influences. Cabo was acquired by AFC in January 1996. A second Cabo unit opened in downtown Houston in April 1998. A third Cabo unit opened in downtown Fort Worth's Sundance Square in December 1998. AFC also owns and operates Lucile's, A Stateside Bistro ("Lucile's"), which opened in April 1993 in Fort Worth, Texas. Lucile's offers a variety of menu items centered around classic regional American dishes.

     Stockyards Hotel, Inc. owns and operates the Stockyards Hotel, which was acquired in January 1996. The Stockyards Hotel is located in the historic Northside area of Fort Worth, Texas and has 52 sleeping rooms that reflect the Old West of the early 1900's, over 3,500 square feet of meeting space and full service catering for corporate meetings, wedding receptions and family reunions. H3 Ranch, a 5,000 square foot steakhouse concept, located in the hotel's first floor space, opened in August 1998. Included in the Stockyards Hotel real estate are two valet parking lots totaling 1.3 acres.

     BSH owns and operates Cat's Meow, an entertainment facility at 701 Bourbon Street in New Orleans, Louisiana. Cat's Meow was opened in 1988. BSH acquired 100% of Cat's Meow in January 1994. Cat's Meow is housed in a

     French Quarter building with approximately 3,000 square feet. The building has a courtyard and second floor balcony. Cat's Meow has attracted nationwide popularity and is considered one of the highest grossing facilities per square foot in the United States. Entertainment features highly produced karoake and includes MCs and DJs with a variety of music.

                               BFX Balance Sheet
                                   (In 000's)


                         As of 3/31/00-Unaudited
--------------------------------------------------------------------------

Current Assets                                                     $ 3,954
PP&E, Net                                                           10,085
Goodwill                                                             2,226
Deferred Income Taxes                                                1,824
Other Assets, Net                                                      103


Total Assets                                                       $18,192
                                                            ==============


Current Liabilities                                                $ 1,819
Long Term Debt                                                           0
Accrued EPA Costs                                                    2,733
Shareholders' Equity                                                13,640
                                                            --------------


Total Liabilities and Equity                                       $18,192
                                                            ==============
--------------------------------------------------------------------------

     With 3,963,866 shares of common stock, the book value of BFX on 3/31/00 was $3.44 per share ($13,640,000 / 3,963,866). The stock trades at a substantial discount from this value. We assume that investors are (a) more interested in earnings from operations than book values of assets and
     (b) are concerned that the Company's environmental liabilities may prove to be substantially understated. Another reason the stock trades at a discount from its book value is probably because stock market investors are buying a small minority interest in a public company.

B.   Background of the Transaction
     -----------------------------

     The Transaction involves BFX management ("Management") taking the Company private by acquiring 100% of the outstanding common stock of BFX.
     According to the August 7, 2000 Agreement and Merger Plan draft, provided by Management, Hospitality Concepts, L.L.C. (i.e., a new company to be set up by Management) will create American Hospitality L.L.C., which will be merged with BFX. American Hospitality will be the surviving entity and a 100% wholly-owned by Hospitality Concepts, LLC. Management proposes to pay $2.25 per BFX common share for all publicly-held shares. As of 7/31/00, BFX had 3,963,866 million shares of outstanding common stock. At $2.25 per share, the total value of 100% of BFX's equity would be $8.9 million based on current shares outstanding.

     In conjunction with the Transaction, Management plans to arrange two loans to provide the extra funds needed to purchase the outstanding common stock held by public shareholders.

     Management plans to file with the SEC a transmittal letter and proxy statement on the Transaction in August 2000.

C.   Summary of Critical Factors to Support SMH's Fairness Opinion
     -------------------------------------------------------------

     Items which follow are noted to create a record of the critical factors considered in conjunction with (a) our overall knowledge of fairness and business transactions from a financial point of view and (b) our business judgment in rendering a fairness opinion to the shareholders. We define "fair market value" as "the price agreed upon between a willing buyer and a willing seller with each having full knowledge of all relevant facts and neither being under any compulsion to act."

     In preparing this memo, with BFX's approval, we did not perform audit work, did not prepare appraisals of specific assets and did not verify the accuracy or completeness of information furnished to us by BFX.

     SMH's engagement to furnish a fairness opinion in connection with the Transaction is set forth in an engagement letter agreement between SMH and the Independent Committee of the Board of Directors of BFX dated July 5, 2000. The agreement involves a total fee of $100,000, reimbursement for reasonable out-of-pocket expenses and indemnification of SMH.


1. Our primary logic for evaluating the fairness of the proposed Transaction to the common shareholders of BFX was to:

     (a) estimate a reasonable range for the current fair market value per share for 100% of BFX's equity;

     (b) note the value per share of cash to be received by public shareholders for 100% of BFX;

     (c) determine that the value for Item (b) was equal to or greater than the mid-point of our range of value of Item (a).

Estimated Fair Market Value for 100% of BFX
  Common Stock (see page 10)..................................  $7.5 - 11.0 mil.
Estimated Value Per Share (A)....................................   $1.90 - 2.78
Approximate Mid-Point.................................................  $   2.34
Value for Cash Received Per Share
  of BFX Common Stock....................................................$  2.25

     /(A)/ Based upon 3,963,866 shares of common stock.  See also page 10.

     Adjustment for BFX stock options (including options for 300,000 shares at
     --------------------------------
     $1.00 per share). All of the options are dilutive to a value of $2.25 per share.

     Add $650,750 to our value range; new range is $8.2 - 11.7 million. Add 550,000 to shares outstanding; new total of 4,513,866 shares.

        Final Estimated Value Per Share....................$1.82-2.59
        Final Mid-Point.........................................$2.21

     Note: Actual calculations use amounts in thousands or exact, unrounded amounts.

     Since the mid-point of our value per share of 100% of BFX's common stock
               --------------------------------------------------------------
     was approximately $2.21 and the cash to be paid to BFX's public
     ---------------------------------------------------------------
     shareholders was $2.25 per share, the exchange appears to be fair to BFX's
     --------------------------------------------------------------------------
     public shareholders.
     --------------------

2.   $2.25 is a fair and attractive premium over recent market prices for BFX's
     --------------------------------------------------------------------------
     common stock, which represents the fair market value of small minority
     ----------------------------------------------------------------------
     interests.
     ----------

     BFX's common shares are publicly traded on the American Stock Exchange under the symbol "BFX" and have traded near $0.80 - $0.90 per share
     recently. (See chart which follows.)   The average closing price for BFX in
     the past 30, 60, 90 and 120 days (as of 7/13/00, before the proposed Transaction was announced) has generally been between $0.80 and $1.00. The highest trading price in the past 120 days (as of 7/13/00) was $1.19 on 5/4/00 and the lowest was $0.75 on 5/31/00.

                             [GRAPH APPEARS HERE]

     Source: ILX as of 7/13/00.

     As the table below indicates and because BFX's stock is thinly-traded (some days not trading at all), not widely held by institutional investors and not followed by research analysts, we consider the BFX market price to be somewhat inefficient, but nevertheless a relevant indicator of the fair market value of a minority interest in BFX.


                                        Average Daily           Average Daily          Premium of a
                                         Stock Price           Volume (shares)         $2.25 Price
                                    --------------------   --------------------    -----------------
07/12/00                                    $0.81                  4,300                  178%
Prior 7 days of trading                      0.89                  1,957                  153
Prior 30 days of trading                     0.88                  2,970                  156
                                                                                   -----------------
Prior 60 days of trading                     0.89                  2,276                  153
Prior 90 days of trading                     0.93                  2,584                  142
Prior 120 days of trading                    0.98                  3,118                  130
----------------------------------------------------------------------------------------------------
Source:  Bloomberg as of 7/13/00



     Based on these historical trading prices, we would expect the public shareholders of BFX to be very pleased to be offered $2.25 per share in cash. (See also premiums analysis on page 27.)

3.   Our primary methodology was a discounted cash flow analysis (i.e., an
     -----------------------------------------------------------
     internal rate of return or IRR analysis), which is how we believe investors evaluate restaurant and hotel acquisitions.

     The following table shows the results from our discounted cash flow ("DCF") analysis for each of BFX's facilities. SMH believes a buyer of part or all of BFX would conduct a similar analysis and that these values are good indicators of fair market values of the components of BFX.

                          Fair Market Valuation of BFX
                                 As of 7/31/00

(In 000's)                                                                                           Page
                                                               Fair Market Value                  Reference:
                                                          --------------------------           ---------------
Cat's Meow                                                          $  3,750 - 5,250                  14
Lucile's                                                                         728                  16
Stockyard & H3                                                                 3,075                  17
Cabo (3 restaurants)                                                           3,500                  19
Cash and Equivalents (as of 3/31/00) (1)                                       2,512               Exhibit I
Income Tax Refund Due(2)                                                         698               Exhibit I
BFX - Corporate Office Assets (3)                                                100                  24
                                                          --------------------------
Total Assets                                                        $14,363 - 15,863
                                                                    ================

EPA Liability (net of possible lease or other revenues)             $  3,000 - 5,000
                                                                                                      20
Other Liabilities (as of 3/31/00) (4)                                          1,819               Exhibit I
                                                          --------------------------

Total Liabilities                                                   $  4,819 - 6,819

Fair Market Value ("FMV") of BFX Equity                             $ 7,544 - 11,044
Shares Outstanding                                                             3,964

Fair Market Value Per Share                                         $    1.90 - 2.78

Adjustment for BFX stock options:
----------------------------------------------------------
Final FMV of BFX Equity (5)                                         $ 8,195 - 11,695
Fully-Diluted Shares Outstanding (5)                                           4,514
                                                          --------------------------
Final FMV Per Share                                                 $    1.82 - 2.59
                                                          --------------------------
Final Mid-Point                                                     $           2.21
--------------------------------------------------------------------------------------------------------

(1)  3/31/00 book value.
(2)  Cash was received by BFX for this tax refund on 6/1/00.
(3)  From Management's orderly liquidation analysis.
(4) 3/31/00 book value of accounts payable ($592,000), accrued liabilities ($710,000) and income tax liabilities ($517,000).
(5) For purposes of calculating fully-diluted value per share, BFX receives $650,750 in proceeds from the exercise of options. (See also page 7.) To complete the calculation, shares outstanding increases by 550,000 shares (i.e., total options outstanding). (See also page 7.)

     Management has informed SMH that since 3/31/00 there have been no changes in the assets and liabilities of BFX that would make the three 3/31/00 balance sheet items in this analysis inappropriate or misleading in estimating a range of value per share.

     Historical financials for 1997 - 1999 are summarized below (for comparative purposes) and also are shown in Exhibit I.


Fiscal years ended 9/30:
(in 000's)                                           1997                       1998                     1999
                                                ---------------            --------------            ------------
Revenue                                               $ 10,518                    11,513                  17,212
EBITDA (1)                                             (10,659)                   (3,159)                 716 (2)
EBIT (1)                                               (11,689)                   (4,309)                 (2,728)
----------------------------------------------------------------------------------------------------------------

(1)  From continuing operations.
(2) Before a write-down for long-lived assets (i.e., investment in Cabo) of $1.9 million.

     SMH also performed a DCF analysis on BFX assuming it remains a public company. SMH prepared the projections of BFX (as shown on the following page) on a consolidated basis, based on discussions with Management. This DCF analysis took into account several cash flow items, including lease revenue from the Vestal, New York Superfund Site (which had highly uncertain future cash flows) as well as corporate expenses (i.e., SG&A and costs of being public).

     The data on the following page shows projected revenues and "earnings before interest, taxes, depreciation and amortization" ("EBITDA") and EBIT for BFX from 2000 to 2004.


Fiscal years ending 9/30:
(in 000's)                                 2000E (1)        2001E         2002E         2003E        2004E
                                         --------------  ------------  ------------  ------------  ----------
Revenue                                        $13,548         13,359        13,584        13,809      14,034
EBITDA                                           1,799          1,456         1,527         1,600       1,673
EBIT                                               765            403           475           548         731
Pre-tax Free Cash Flow (2)                       1,619          1,231         1,257         1,285       1,313
-------------------------------------------------------------------------------------------------------------

(1)  Based on 9 months ended 6/30/00 and estimates for the fourth quarter.
(2) We define "Pre-tax Free Cash Flow" as EBITDA less (a) necessary capital increases and (b) increases in working capital.

     Note: The above 2000 - 2004 estimates excluded the two Houston Cabos,
     -----
     assumed a new lease on the Vestal property, excluded future EPA expenditures of approximately $2.0 million to be spent in 2000 and 2001 (see also page 20) and do not reflect opening new concepts, reconcepting of Cabo Fort Worth or River Ranch project. The estimates also excluded a special charge that will probably occur in late 2000, of approximately $700,000 - 800,000 for legal, financial advisory, accounting and other related fees, which must be paid regardless of whether or not the Transaction is approved.

     The following table shows the results from our analysis based on the preceding projected cash flows, which projects BFX remaining as a public company on an "as-is" basis (e.g., does not reflect the opening of new concepts).


(In 000's)                                                                       Fair Market Value
                                                                               ----------------------
BFX's Bar, Restaurants and Hotel (1)                                                   $        6,424
Cash and Equivalents (as of 3/31/00) (2)                                                        2,512
Income Tax Refund Due (as of 3/31/00) (3)                                                         698
Cash From Sale of Houston Cabos                                                                 3,500

Total Assets                                                                           $       13,134

EPA Superfund Site Liability (net of possible lease revenues or possible               $3,000 - 5,000
 value of the building)
Other Liabilities(4)                                                                            1,819
                                                                             ------------------------

Total Liabilities (as of 3/31/00)                                                      $4,819 - 6,819

Fair Market Value ("FMV") of BFX Equity                                                $6,315 - 8,315
Shares Outstanding (as of 3/31/00)                                                              3,964
                                                                             ------------------------

FMV Per Share (before considering stock options)                                         $1.59 - 2.10
-----------------------------------------------------------------------------------------------------

(1)  Excludes Houston Cabos.
(2)  3/31/00 book value.
(3)  Cash was received by BFX for this tax refund on 6/1/00.
(4) 3/31/00 book value of accounts payable ($592,000), accrued liabilities ($710,000) and income tax liabilities ($517,000).

     This range of $1.59 - 2.10 is below the previous range of $1.82 -2.59 and, in our opinion, is not as representative of how an actual buyer would evaluate BFX. A buyer would, for example, consider potential savings (e.g., $300,000 - 400,000 per year) via not being a public company.

4.  Valuation of Cat's Meow
    -----------------------

     Cat's Meow is a bar (not a restaurant) located on Bourbon Street in the French Quarter of New Orleans in a leased facility. The bar was opened in 1988 and acquired by the Company in 1994. Cat's Meow has been very successful for the Company; but, according to management, expansion of this concept would be difficult.

     According to Management, Cat's Meow revenues are 100% from sales of alcoholic beverages, which is a negative in attracting potential buyers of the operation. People who buy restaurants may not be interested in a bar facility. Buyers of both restaurants and bars worry about their facility suddenly declining in popularity. A bar facility like Cat's Meow attracts numerous claims and lawsuits, and most buyers, we understand, are reluctant to pay 100% cash for an acquisition. A cash buyer would, for some or all of these reasons, insist on a low multiple of normal EBITDA (e.g., 2.5 - 3.5x).

     The following table, provided by management at SMH's request, shows historical and projected revenues, EBITDA and EBIT for Cat's Meow from 1997 to 2004. We noted that EBITDA was close to "Free Cash Flow" because necessary capital expenditures and increases in working capital were expected to be small amounts in 2000 - 2004.


Fiscal years ending 9/30:
(in 000's)                    1997       1998       1999      2000E (1)     2001E        2002E       2003E       2004E
                           ----------  ---------  ---------  -----------  ----------  -----------  ----------  ----------
Revenue                        $3,508      3,652      4,327       4,476        4,320        4,370       4,420       4,470
EBITDA                            810      1,146      1,485       1,681        1,450        1,475       1,500       1,525
EBIT                               NA         NA         NA       1,634        1,410        1,435       1,460       1,485
Pre-tax Free Cash Flow                                            1,591        1,345        1,355       1,565       1,375
-------------------------------------------------------------------------------------------------------------------------

     (1) Based on 9 months ended 6/30/00 and estimates for the fourth quarter.

     Note:  Cat's Meow will have a record year in 2000 (due partly to Sugar Bowl
     ----
     and millennium) which, depending on weather and special events, likely will not be duplicated in 2001.

     DCF Analysis

     We believe a buyer would conduct a DCF analysis to arrive at a cash price for Cat's Meow. We began with Management's projections for this bar facility. We felt an appropriate pre-tax discount rate was 35% because the bar business is very risky (e.g., lawsuits, fickle customers, etc.) and buyers would demand higher returns. We also used the present value of an amount equal to four times 2004 EBITDA for the terminal value. Based on these parameters, we arrived at a mid-point fair market value for Cat's Meow of $4.5 million (see also Exhibit II for details of calculations). This value is 3.0 times 1999 fiscal EBITDA of $1.5 million, which appears to be a reasonable multiple.

     SMH believes a buyer might also value Cat's Meow by multiplying its Normal EBITDA (i.e., approximate average of 1999 actual and 2000 estimates) of $1.5 million by 2.5 to 3.5x. This gives a value range of $3.8 - 5.3 million.

     We believe that a buyer of Cat's Meow would consider both calculations and
                                                          ----
     that a reasonable overall range would be $3.8 - 5.3 million.
                                              ------------------

     SMH noted that Cat's Meow has approximately nine years left on its lease with no renewals. Management is working diligently on an extension and believes there is a good chance for renewal. However, if the lease is not extended on current lease terms, Cat's Meow's market value would be less than if the lease was extended.

5.  Valuation of Lucile's
    ---------------------

     Over the years, Lucile's has produced consistent cash flows for the Company, but management believes there is not much room for growth or expansion of this type of restaurant concept. SMH believes buyers might discount the value of Lucile's because it is a single unit restaurant with limited upside.

     The following table, provided by management at SMH's request, shows historical and projected revenues, EBITDA and EBIT for Lucile's from 1997 to 2004. We noted that EBITDA was close to "Free Cash Flow" because necessary capital expenditures and changes in working capital were expected to be immaterial in 2000 - 2004.


Fiscal years ending 9/30:
(in 000's)                  1997       1998       1999      2000E (1)     2001E        2002E       2003E        2004E
                         ----------  ---------  ---------  -----------  ----------  -----------  ----------  ------------
Revenue                      $2,298      2,293      2,215       2,183        2,200        2,250       2,300         2,350
EBITDA                          202        211        188         170          175          180         185           190
EBIT                             NA         NA         NA         110          115          120         125           130
Pre-tax Free Cash Flow                                            155          155          155         155           155
-------------------------------------------------------------------------------------------------------------------------

     (1) Based on 9 months ended 6/30/00 and estimates for the fourth quarter.

     DCF Analysis

     We believe a buyer of Lucile's would conduct a DCF analysis to arrive at a fair market value for Lucile's. We began with Management's projections for the restaurant. We felt an appropriate pre-tax discount rate was 25% (because the restaurant business is risky and buyers would demand higher returns) and used the present value of an amount equal to five times 2004 EBITDA for the terminal value. Based on these parameters, we arrived at an implied fair market value for Lucile's of $0.7 million (see also Exhibit II for details
                                  ------------
     of calculations).

     This value is 4.3 times estimated 2000 EBITDA of $170,000, which appears to be a reasonable multiple.

6.  Valuation of Stockyards Hotel and H3 Ranch Restaurant
    -----------------------------------------------------

     BFX's Stockyards Hotel and H3 Ranch restaurant are a single profit center and a combined operation. Revenue is over 60% food and beverage, which is significantly higher than traditional hotels, where room revenue makes up the majority. Management believes buyers of hotels might see this as a negative characteristic (because they are not very interested in restaurants). Similarly, buyers of restaurants might view the hotel as a negative characteristic (because they are not very interested in hotels). The hotel has 52 rooms and was originally built in 1907.

     SMH noted that John Hancock Real Estate Finance, Inc. ("John Hancock") submitted a $2.2 million mortgage loan proposal on 7/26/00 to Management based on John Hancock's valuation for the hotel and restaurant of $3.7 million. According to Management, John Hancock does a lot of hotel financing and told BFX that they ascribed a lower than normal value to the Stockyards Hotel because of its unusually high food and beverage revenue as a percentage of total revenue.

     The following table, provided by Management at SMH's request, shows historical and projected revenues, EBITDA and EBIT for Stockyards Hotel and H3 Ranch Restaurant from 1997 to 2004.


Fiscal years ending 9/30:
(in 000's)                  1997       1998       1999      2000E (1)      2001E       2002E       2003E        2004E
                         ----------  ---------  ---------  ------------  ----------  ----------  ----------  -----------
Revenue                      $2,054      1,810      4,346        4,600        4,650       4,700       4,750        4,800
EBITDA(1)                        16         27        509          738          756         772         790          808
EBIT                             NA         NA         29          258          275         292         310          328
Pre-tax Free Cash Flow                                             663          656         647         640          633
------------------------------------------------------------------------------------------------------------------------

(1)  Based on 9 months ended 6/30/00 and estimates for the fourth quarter.
(2) The hotel had limited restaurant operations for 10 months of 1997, and no restaurant operations for 11 months of 1998. Many of the improvements and extraordinary repairs made to the hotel were expensed in 1997 and 1998 and
                                                  --------
     are estimated by management to have been approximately $200,000 - $250,000 each year in 1997 and 1998. 1998 expenses also included pre-opening costs for H3 Ranch of approximately $650,000.

     DCF Analysis

     We believe a buyer of the Stockyard Hotel and H3 Restaurant would conduct a DCF analysis to arrive at a fair market value for the hotel and restaurant. We began with Management's income statement projections to conduct the analysis. We felt an appropriate pre-tax discount rate was 25% (because the restaurant business is risky and buyers would demand higher returns than they would for a normal hotel) and used an amount equal to the present value of five times 2004 EBITDA for the terminal value. Based on these parameters, we arrived at an implied fair market value for the Stockyards Hotel and H3 Restaurant of $3.1 million (see also Exhibit II for details of
                                ------------
     calculations).

     This value is 4.2 times estimated fiscal 2000 EBITDA of $738,000, which appears to be a reasonable multiple.

7.  Valuation of Cabo Facilities
    ----------------------------

     BFX currently owns two Cabo facilities in Houston, Texas and one in Fort Worth, Texas. On 8/4/00, BFX announced that after months of negotiations, the Company has reached agreement to sell its Cabo concept, including the two Houston Cabo restaurants for $3.5 million in cash to an investor group
                                      ------------
     headed by Enron Corporation. This represents 5.0 times estimated EBITDA for 2000 of $697,000. The sale is expected to close the third week in August, 2000, and Management considers the probability of closing to be 90
     - 95%.

     BFX has also made limited efforts to sell the Fort Worth facility. Currently, the Fort Worth location is losing money (i.e., has negative free cash flow and close to a breakeven level of cash flow from operations), and Management expects this lack of profitability to continue in the future. Thus far, there have not been any offers to buy this facility, and Management believes that its fair market value is approximately zero. To become viable, the Fort Worth facility would have to be substantially refurbished, and its value would then probably be no more than equal to the additional capital invested. Management believes a refurbishment could cost approximately $600,000 - 700,000.

     Based on the factors cited above, we estimated the fair market value for the Cabo operations at $3.5 million, the pending price in cash for the Houston Cabo restaurants.

8.  Valuation of EPA Liability
    --------------------------

     Background

     In 1992, the United States EPA issued a Record of Decision ("ROD") with respect to the Company's Superfund Site in Vestal, New York. The ROD required the Company to construct a water treatment facility at the site and to pump contaminated ground water from bedrock and overburden extraction wells for 15 to 30 years until remediation goals were met. Due to concerns about the correctness of the remedy provided for in the ROD, the Company performed additional fieldwork and, in 1995, the EPA agreed that the remedy needed to be modified. After additional discussions with the EPA, a revised ROD was issued in July 1997. The revised ROD eliminates certain provisions of the original ROD and primarily includes the removal and treatment of contaminated soil. In June 1998, the Company signed a Consent Decree with the EPA in regard to the implementation of the agreed-upon remedy and on-going monitoring of the property. In addition, the Company reimbursed the EPA $550,000 for monies spent by the EPA at the Company's Superfund Site over a ten-year period from October 1987 through April 1997. The Company has spent approximately $3.0 million from 1987 to present on consulting fees, testing and other expenses relating to the Superfund site.

     Current Status

     As of 3/31/00, BFX had total accrued liabilities of $2.7 million on its balance sheet for remediation costs of the Superfund site. BFX will spend approximately $2.0 million during fiscal year 2000 and 2001, and this $2.0 million clean-up will begin in September 2000. The EPA estimates that
                                    --------------
     ongoing operating and maintenance will take 15 - 30 years. Depending on the results of testing during clean-up, it is possible that the liability could be significantly greater than the accrued amount of $2.7 million. Management believes that BFX's out-of-pocket expenditures for the Superfund site from 3/31/00 through the next 10 - 30 years may be approximately $2.7
     - 5.4 million.

     The Company is currently leasing this property and receives approximately $410,000 a year in net revenue. The lease expires on 2/28/01, and the current tenant has notified BFX that they do not plan to renew the lease, but may be interested in buying the building on the property. However, there have not been any negotiations thus far. The current tenant would not, however, assume the EPA liability in buying the building on the property.

     If the current tenant does not renew the lease or purchase the building, BFX will have to pay approximately $150,000 a year to cover taxes, insurance and maintenance, unless the Company is able to secure a new tenant. Additionally, management estimates that BFX needs to spend $250,000 - 500,000 for renovations before bringing in a new tenant.

     SMH believes that insurance could be purchased for a portion of this EPA liability, but Management has not investigated such a transaction. SMH understands that such insurance would only cover a specific, limited amount of risk above the expected total costs of the site clean-up, testing and remediation (e.g., $6 - 10 million of coverage above expected total costs of $3 - 4 million, or 2.0 - 2.5 times known clean-up costs). The cost of the premium would be approximately 5 - 15% of the coverage (e.g., $300,000
     - $1.5 million). SMH did not ascribe any fair market value to this possibility because reliable information on the cost and availability of such insurance would depend on an engineering study by an insurance underwriter of the expected total costs of the clean-up and no such study could be completed quickly.

     A buyer of BFX would, among other things, review information such as the following press release dated July 26, 2000.

     "July 26, 2000 - Robert H. McLean, Chief Executive Officer of BFX Hospitality Group, Inc. (AMEX: BFX - news), announced today that the Company has contracted with Midwest Soil Remediation, Inc. and Ground/Water Treatment & Technology, Inc. to perform the necessary work to clean the contaminated soil and repair the water well system at its Vestal, New York Superfund Site. The soil will be removed and treated on-site and the water well system repaired in order to become fully functional.

     In making the announcement, Mr. McLean stated, "The work is scheduled to begin in early September and should take approximately six months to complete pending weather and other factors. This liability of the Company for the clean up is based upon a June 1998 Consent Decree and related Record of Decision the Company signed with the United States Government."

     Mr. McLean continued, "In June 1997 the Company accrued $3,000,000 representing the estimated cost of the clean up of the contaminated soil and the ongoing operating and maintenance of the water well system. This estimate is based upon the Record of Decision and related to Scope of Work. Since that date $447,000 has been spent thus leaving $2,543,000 accrued at June 30, 2000. The Company estimates that over the next 12 months it will spend between $1,600,000 and $2,000,000 in completing the clean up of the contaminated soil and repairing the water well system as well as payment to the EPA for its expenses."

     Mr. McLean continued, "The Company is hopeful that additional contaminated soil is not discovered in which case it would be liable for the additional cleanup costs. After this work the Company is obligated to operate and maintain the water well system and perform testing until the level of contaminants in the groundwater has reached levels as prescribed by the EPA. While the EPA estimated it will take 15 - 30 years for the contaminants in the groundwater to reach prescribed levels, the Company is hopeful it will take a shorter period."

     Mr. McLean continued, "In June 2000 the Company was notified that its environmental consulting firm, McLaren/Hart, had filed for Chapter 11 bankruptcy protection. In response to this situation the Company has retained Vertex Engineering Services, Inc. as its environmental consulting firm."

     Mr. McLean concluded, "Although the Company did not cause the contamination at the Vestal, New York site, it was responsible for the clean up due to its 1982 purchase of the property. The property has been under EPA investigation since 1986 and was designated a Superfund Site in 1987."

     BFX's EPA Superfund site liability has an uncertain total and no legal limit because the total amount of soil to be remediated has not been determined. A buyer of BFX would be very concerned about this liability and would be conservative in estimating its value. A buyer would realize that $1.2 - 1.6 million will probably be spent by BFX from 3/31/00 through 12/31/00 plus another $0.4 - 0.6 million during 2001. Thereafter, BFX will be obligated to operate and maintain the water well system and perform necessary testing to the water as prescribed by the EPA until the contaminants in the water reach levels as prescribed by the EPA, which the EPA estimates will take 15 - 30 years. BFX hopes it will take a shorter period. The annual cost of the ongoing operating and maintenance and testing of the water well system is estimated by the EPA to be $114,000 annually with gradual reductions in this cost over a period of time. The accrual of $3.0 million made in 1997 assumed approximately 10 years.
     Should the period of time extend to 20 years, approximately $1.0 million more will be required to fund the Superfund site (a total of $4 million). Should the period of time extend to 30 years, approximately $1.0 million more will be required to fund the Superfund site (a total of $5 million).

     Due to the uncertainty of (a) future cash flows from leasing the facility,
     (b) possible insurance coverage and (c) future liabilities attributed to remediation of the Superfund site, SMH believes the fair market value of the liability (net of possible lease or other revenues related to the property) is approximately $3 - 5 million.
                                --------------

9. On July 27, 2000, BFX announced plans for the Transaction in a press release. Thus far, no potential buyers have responded to this public disclosure with any calls to BFX expressing any potential interest in making a better offer than the $2.25 per share being offered.

10.  BFX will no longer be a public company.
     --------------------------------------

     The Transaction proposes to take BFX private by acquiring all of its outstanding common shares. BFX's Management believes that BFX spends approximately $300,000 - 400,000 a year operating as a public company. The Transaction would eliminate a public market for the common shares and BFX's requirement to file information with the Securities and Exchange Commission on a regular basis.

     Because BFX's stock price is thinly-traded and the Company has a small market capitalization, there appear to be few, if any, advantages of remaining a public company. One potential advantage of being a public company is the accessibility to public capital. However, since BFX is very small and has an uncertain Superfund liability, raising capital has been very difficult and its public company status has not helped in raising capital.

11.  Plans to Finance the "Going Private" Transaction
     ------------------------------------------------

     Management is currently talking to (1) a New Orleans bank, (2) Amresco, Inc. and (3) John Hancock Real Estate Finance, Inc. about potential loans. Management plans to raise approximately $7.2 million and use cash from the
                                             ------------
     Company (including existing cash in BFX plus $3.5 million from the pending sale of the downtown Houston Cabo restaurant) to fund the remaining $1.8 million.

12.  Management's Liquidation Analysis
     ---------------------------------

     The following table shows orderly liquidation values assigned to each facility, prepared and provided by Management to SMH in July 2000. Management assumed that the time to sell the various businesses would take one year. The amounts used to estimate the proceeds from the sale of the various subsidiaries were based upon cash purchase prices, reasonable multiples of cash flow based upon the types of businesses being sold and information furnished to BFX by outside disinterested parties.


(In 000s)                                                           Estimated
Business                                                          Cash Proceeds
-------------------------------------------------------------  --------------------
Cat's Meow                                                                  $ 3,430
Lucile's                                                                        500
Stockyard and H3 Restaurant                                                   3,500
Cabo - Shepherd, Houston (2)                                                      0
Cabo - Fort Worth                                                                 0
Cabo - Downtown Houston (1)                                                   3,500
BFX - corporate office assets                                                   100
                                                             ----------------------
                                                                            $11,030
-----------------------------------------------------------------------------------

(1)  In process of sale for $3.5 million.
(2)  Included in the sale of the downtown Houston facility.

     SMH notes that Management's value for Cat's Meow is significantly different than ours. Management believes that a buyer might pay approximately 2.0 -
     2.5 times normal EBITDA for the facility, based on talks with bar owners. This is due, in part to the fact that bar concepts do not traditionally have the longevity generally found in other types of businesses. SMH's valuation was based on a DCF analysis and 2.5 - 3.5 times normal EBITDA (see pages 14 - 15). If the fair market value is actually lower than SMH's estimate, the Transaction is more fair to the public shareholders.

     We believe that liquidating BFX or selling each BFX facility could involve a serious risk that some key employees would be unhappy about having a new owner and would leave before a sale was completed, thus potentially hurting the value of the facilities in which they worked.

     In addition, if the BFX Board viewed a liquidation as a "change of control," payments of approximately $1.0 million would be triggered under various employment agreements with BFX employees. We are advised these payments are not due in the Transaction.

     We also noted that any liquidation would involve substantial risks and uncertainties. Among other things, SMH understands that a liquidating trust would have to be established for the EPA liability and would be in existence for at least 5 - 10 years.

13. We have been told that the Transaction will be legally approved if owners of more than 50% of the total outstanding shares vote in favor of the going private Transaction. Management and the Board represent owners of approximately 26% of the total shares.

14.  Comparable Company Analysis
     ---------------------------

     We did not consider ratios of somewhat comparable public companies to be
     ------------------------------------------------------------------------
     important and would not have expected real cash buyers of bars, restaurants
     ---------
     or BFX to have given any significant weight to such valuation methodology. Nevertheless, we reviewed the following data.

     Based on publicly available information, we compared multiples of certain financial criteria (based on 7/28/00 market prices) for somewhat comparable companies to BFX, as shown in Exhibit III. We reviewed seven somewhat comparable public companies and noted three key ratios. The three key valuation multiples used in this analysis were: (1) Enterprise Value (i.e., market value of equity plus total debt) to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), (2) Enterprise Value to Earnings Before Interest and Taxes ("EBIT") and (3) Enterprise Value to Revenues.
     In addition to individual company multiples, we calculated the mean (i.e., average), adjusted mean (i.e., average excluding highest and lowest multiples) and median of each ratio. We did not consider multiples based on earnings per share ("EPS") because most of the seven comparable companies had negative EPS, and therefore the valuation would not have been meaningful.

     Key Comparable Company Multiples
     --------------------------------

                                                          High          Low         Adjusted Mean
                                                      ------------  -----------  --------------------
Enterprise Value to:
     EBITDA                                                 206.1x         4.5x          7.5x
     EBIT                                                    62.8x         7.0x         15.8x
     Revenues                                                 0.9x         0.2x          0.5x
-----------------------------------------------------------------------------------------------------

     EBITDA multiples for the seven guideline companies ranged from 4.5x to 206.1x on 7/28/00. The adjusted mean multiple for the guideline companies was 7.5x. We multiplied 7.5 times BFX's fiscal 1999 EBITDA of $716,000, which resulted in an implied enterprise value of $5,370,000. (Note: Our
                                                      ----------
     conclusion on page 7 is that 100% of BFX is worth $7.5 - 11.0 million.)
                                                       -------------------

     The next multiple was Enterprise Value/EBIT. As shown in Exhibit III, EBIT multiples for the seven public comparables ranged from 7.0x to 62.8x. The adjusted mean multiple for the guideline companies was 15.8x. We excluded this calculation because the Company's negative fiscal 1999 EBIT would produce a negative enterprise value.

     The next multiple was the ratio of Enterprise Value to 1999 Revenues. As in the case of EBITDA and EBIT multiples, we calculated an adjusted mean multiple for the guideline companies.

     The guideline public companies had a range of enterprise value/revenue ratios from 0.2x to 0.9x. The adjusted mean revenue multiple for the seven guideline public companies was 0.5x. We then multiplied 0.5x by BFX's fiscal 1999 Revenue of $17,212,000, which resulted in an implied enterprise value of $8,606,000.
              ----------

     We then averaged the two enterprise values cited above for BFX to arrive at an average enterprise value of $6,988,000. In order to arrive at an equity value, we must subtract debt and add excess cash. As of 3/31/00, BFX had $3,210,000 in cash (including $689,000 of an income tax refund received 6/1/00) and $4,552,000 in total debt. This gives BFX an implied equity value of $5,646,000 (i.e., $6,988,000 minus $4,552,000 plus $3,210,000) or
     $1.42 per share as of 7/28/00.
     -----------------------------

15.  Comparable Transactions and Premiums
     -------------------------------------

     We considered several transactions in the restaurant industry, but none were comparable enough to the Transaction to make our analysis of such transactions more important than our DCF analyses in this logic memo. The following table summarizes our research on somewhat comparable transactions and premiums offered. Based on the average premium offered in these
                            ---------------------------------------------
     transactions of 33.9%,
     ----------------------
     the premium BFX common shareholders will receive over the recent stock
     ----------------------------------------------------------------------
     price appears to be fair. SHM also noted that the average total
     -------------------------
     consideration to EBITDA multiple (as shown below) for these companies was 5.8x and Management is proposing to pay approximately 7.8 times 3/31/00 trailing twelve month EBITDA ($10.2 million divided by $1.3 million) for BFX. SMH noted that the $1.3 million excluded a $1.9 million asset write-down in 1999.



Target                                  Acquirer             Announced     Premium (1)      Total Consideration
------------------------------  -------------------------  -------------  --------------       / EBITDA (2)
                                                                                          -----------------------
Cucos, Inc.                     Jacksonville Restaurant          7/14/00            2.7%            NA
Roadhouse Grill, Inc.           Management Group                  5/3/00           50.4            7.7x
Quality Dining, Inc.            Investor Group                   2/23/00          125.5            2.4
TCBY Enterprises                Capricorn Investors Iii          2/10/00           63.8            9.5
Rainforest Cafe, Inc.           Landry's Seafood                  2/9/00           27.9            5.6
O'Charley, Inc.                 Management Group                 1/26/00             NA             NA
Rainforest Cafe, Inc.           Lakes Gaming, Inc.              12/22/99           15.1            4.8
Avado Brands, Inc.              Management Group                11/10/99           36.0            1.8
Quiznos Corp.                   Schaden Acquisition              6/23/99           15.2            7.4
Rock Bottom Restaurants         RB Capital, Inc.                 3/19/99           18.3            3.9
Rallys, Inc.                    Checkers Drive-In                1/29/99           16.2            4.7
Logan's Roadhouse, Inc.         CBRL Group, Inc.                12/11/98           17.6            10.8
Back Bay Restaurant Group       SRC Holdings                     12/3/98           17.9            5.1
                                                                                  -----            ----
                                                                 Average           33.9%           5.8x
----------------------------------------------------------------------------------------------------------------

(1) The amount by which the offer price is above the 20-day (preceding announcement) average stock price of the target.
(2) SMH used total consideration paid divided by EBITDA from the trailing twelve months prior to announcement.

     Description of Transactions
     ---------------------------

     Cucos, Inc.

     On July 14, 2000, Jacksonville Restaurant Acquisition Corp. announced that it has commenced a cash tender offer to acquire up to 1.2 million of the outstanding shares of common stock of Cucos, Inc. (OTC: CUCO) for $1 per share. If the tender offer is closed, the Jacksonville group will beneficially own approximately 52% of the voting power of Cucos.

     Roadhouse Grill, Inc.

     On May 3, 2000, Roadhouse Grill Inc., the owner and operator of Roadhouse Restaurants in the southeastern U.S., said its management offered to buy the company for about $100 million in cash and assumed debt. Management is proposing to pay $7 a share and assume about $30 million in debt. The proposal formalizes plans reported three months before under which the Pompano Beach, Florida-based company would buy back all of its outstanding shares and become private.

     Quality Dining, Inc.

     On February 23, 2000, a major shareholder at Quality Dining, Inc. offered to acquire the company for $5 per share in cash. The offer, extended by David Schostack and NBO LLC in a filing with the SEC, values the company at $62.3 million. The bid is more than double the closing price of 2 1/8 of the previous day.

     TCBY Enterprises, Inc.

     On February 10, 2000, TCBY Enterprises, Inc., owner of the TCBY chain of frozen-yogurt shops, announced that it has agreed to be acquired by Capricorn Investors III LP for approximately $138 million. TCBY shareholders received $6.00 a share in cash. Capricorn Investors III LP acquired 22.8 million shares and assumed $1.3 million in debt.

     Rainforest Cafe, Inc.

     On February 9, 2000, Landry's Seafood Restaurants, Inc. announced it agreed to acquire Rainforest Cafe, Inc. for $125 million in stock and cash to add Rainforest's chain of theme restaurants. Under the agreement, 65% of the purchase price will be in Landry's stock and 35% will be in cash. The price values Rainforest shares at $5.54 each, Landry's said, 27% above Rainforest's closing price that day.

     O'Charley, Inc.

     On January 26, 2000, O'Charley's Inc. rejected a proposal to take the company private through a management-led leveraged buyout. O'Charley's board believes that the execution of its business plan by its current management team as a public company is in the best long-term interests of the shareholders.

     Rainforest Cafe, Inc.

     On December 22, 1999, Lakes Gaming Inc. said it would acquire Rainforest Cafe Inc. for $108 million in stock and run it as a subsidiary. Rainforest Cafe shareholders would receive 0.55 shares of Lakes Gaming common stock for every share they own, which values Rainforest stock at $4.54 a share, a 21% premium over that day's closing price. In January of 2000, Rainforest Cafe canceled plans to be bought by Lakes Gaming Inc. after it received an unsolicited takeover bid for $125 million from Landry's Seafood Restaurants, Inc. Rainforest would have to pay Lakes Gaming a $2 million termination fee if the acquisition by Landry's is completed.

     Avado Brands, Inc.

     On November 10, 1999, an investment group led by Avado Brands, Inc. Chairman Tom DuPree proposed buying the operator of Don Pablo's Mexican Kitchen and other restaurants in a transaction that would pay shareholders $7.25 in cash for each share. The $151 million offer would value Avado shares at a 76% premium to their close on the previous day. Under the management-led buyout, Avado would redeem the shares not held by DuPree and other members of the group. Avado would then merge with a corporation formed by the investors and buy back debt.

     Quiznos Corp.

     On June 23, 1999, The Quizno's Corporation (Nasdaq:QUIZ) announced that it received a revised proposal from The Schaden Acquisition Company for the acquisition of all of Quizno's outstanding shares. The revised price was $8.00 per share, and would be payable in cash. On August 10, 1999, Quizno's Corp. said the offer was withdrawn after an agreement couldn't be reached with the company's board.

     Rock Bottom Restaurants, Inc.

     On August 11, 1999, Rock Bottom Restaurants, Inc. announced that its $80.6 million sale was completed to a closely-held group led by its top executive, taking the company private. RB Capital, Inc., which is led by Rock Bottom Chairman and Chief Executive Frank Day, paid $10 a share in cash for each Rock Bottom common share. RB Capital owned about 28% of the
     8.06 million shares outstanding as of December 27, 1998.

     Rallys, Inc.

     On January 29, 1999, Checkers Drive-In Restaurants Inc. agreed to buy Rally's Hamburgers Inc. for about $25.5 million in stock. Checkers will exchange 1.99 shares for each share of Rally's, which has 29.3 million shares outstanding. After the acquisition, Checkers plans a 1-for-12 reverse stock split to reduce the number of its shares outstanding.

     Logan's Roadhouse, Inc.

     On December 11, 1998, CBRL Group Inc. agreed to acquire restaurant chain Logan's Roadhouse, Inc. for $179 million in cash to expand in a different demographic market. The $24.00 a-share offer is a 14% premium to Logan's closing price of 21 1/16 on the previous day. CBRL Group will become Cracker Barrel's parent when it reorganizes into a holding company December 31, 1998. The purchase was be funded by a combination of cash and an increase in CBRL's bank credit. Cash on hand funded about $30 million of the price.

     Back Bay Restaurant Group

     On December 3, 1998, Back Bay Inc. (Nasdaq: PAPA) and its Chairman, President and CEO, Charles F. Sarkis, announced that they entered into an Agreement and Plan of Merger, pursuant to which SRC Holdings, Inc., a new corporation formed by Mr. Sarkis, to acquire Back Bay. Under the terms of the merger agreement, SRC Holdings would be merged with and into Back Bay and each outstanding public share of Back Bay common stock would be converted into the right to receive $10.25 per share in cash. Back Bay's existing indebtedness of approximately $4 million would be refinanced as part of the merger.

16.  Hospitality and Restaurant Industry Conditions
     ----------------------------------------------

     As BFX has noted in its public documents, the hospitality and restaurant industry is intensely competitive with respect to price, service, location and food quality, and there are many well-established competitors with substantially greater financial and other resources than BFX. Some of the Company's competitors have been in existence for a substantially longer period than the Company and may be better established in the markets where the Company's restaurants or lodging establishments will or may be located. The hospitality and restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants or lodging establishments. In addition, factors such as inflation, increased food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the hospitality industry in general and the Company in particular.

17.  General Economic Conditions
     ---------------------------

     We noted the following quote from a July 25, 2000 article titled "Fed's Greenspan Says Evidence Shows Economy Slowing," taken from the Bloomberg database.

               "In the Fed's latest economic forecast, submitted by Greenspan last week, central bankers predicted the economy would grow by 4 percent to 4.5 percent this year. The Fed also expects the rate of inflation for personal consumption expenditures - an inflation measure favored by Greenspan - will rise between 2.5 percent and 2.75 percent, mainly from higher oil prices.

               Unemployment will stay close to its current level of 4 percent, the Fed said.

               In 2001, growth is expected to "moderate" to 3.25 percent to 3.75 percent, with unemployment likely to remain near its current level. The inflation rate will be 2 percent to 2.5 percent, the Fed said."

     On 8/1/00, the Dow Jones Industrial Average closed at 10,607, Standard and Poors 500 closed at 1,438 and the Nasdaq closed at 3,686.

18. Our review included audited financial statements of BFX for the fiscal year ended 9/30/99, audited by Price Waterhouse Coopers LLP. The financial statements were found by the auditor to present fairly, in all material aspects, the results of operations and cash flows for the Company.

     As noted at the outset of this memo, we have assumed the accuracy and completeness of all financial and other information provided to us.

BFX Hospitality Group, Inc.
================================================================================
Balance Sheets


                                                    As of
                                                   March 31,     September 30,
                                                     2000            1999
                                                 ------------   -------------
ASSETS
------
CURRENT ASSETS:
  Cash and cash equivalents                         $   791,000     $ 3,036,000
  Short-term investments                              1,721,000              -
  Accounts receivable                                   277,000         286,000
  Note receivable                                        43,000              -
  Inventories                                           214,000         208,000
  Income tax receivable                                 698,000         698,000
  Prepaid and other current assets                      210,000          98,000
                                                    -----------     -----------
     Total current assets                             3,954,000       4,326,000
                                                    -----------     -----------

PROPERTY, PLANT, AND EQUIPMENT (at cost):
  Land, building, and improvements                   15,510,000      15,337,000
  Less: Accumulated depreciation and amortization    (5,425,000)     (4,930,000)
                                                    -----------     -----------
     Net property, plant, and equipment              10,085,000      10,407,000

GOODWILL (net of amortization of $2,059,000 and
     $1,929,000 respectively)                         2,226,000       2,355,000
DEFERRED INCOME TAXES                                 1,824,000       1,824,000
OTHER ASSETS                                            103,000          81,000
                                                    -----------     -----------
     Total assets                                   $18,192,000     $18,993,000
                                                    ===========     ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
  Current portion of long-term debt                 $        -      $   138,000
  Accounts payable                                      592,000         418,000
  Accrued liabilities                                   710,000       1,012,000
  Accrued EPA costs                                   1,200,000       1,200,000
  Income taxes                                          517,000         334,000
                                                    -----------     -----------
     Total current liabilities                        3,019,000       3,102,000


LONG-TERM DEBT                                               -          937,000
ACCRUED EPA COSTS                                     1,533,000       1,570,000

STOCKHOLDERS EQUITY:                                 13,640,000      13,384,000
                                                    -----------     -----------

     Total liabilities and shareholders' equity     $18,192,000     $18,993,000
                                                    ===========     ===========

BFX Hospitality Group, Inc.
================================================================================
Statements of Operations



                                              For the Six Months Ended March 31,
                                                     2000            1999
                                              -----------------  ---------------

NET REVENUES                                        $ 8,585,000     $ 8,498,000

COSTS AND EXPENSES:
  Cost of goods sold (exclusive of depreciation)      1,995,000       2,093,000
  Selling, general, and administrative                5,466,000       5,866,000
  Depreciation and amortization                         623,000         779,000
                                                    -----------     -----------
     Total costs and expenses                         8,084,000       8,738,000
                                                    -----------     -----------

   Net (loss) before other income
     and income taxes                                   501,000        (240,000)
                                                    -----------     -----------

OTHER INCOME (EXPENSE:)
  Interest income                                        54,000          70,000
  Interest expense                                      (21,000)        (48,000)
                                                    -----------     -----------
                                                         33,000          22,000
                                                    -----------     -----------


Income (loss) before income taxes                       534,000        (218,000)
Income tax expense (benefit)                            233,000         (38,000)

                                                    -----------     -----------
NET (LOSS)                                             $301,000       ($180,000)
                                                    ===========     ===========

BFX Hospitality Group, Inc.
--------------------------------------------------------------------------------
Statements of Operations


                                                                             For the Years Ended September 30,
                                                              -------------------------------------------------------------
                                                                  1999                     1998                   1997
                                                              --------------          --------------          -------------
NET REVENUES                                                    $17,212,000             $11,513,000             $10,518,000

COSTS AND EXPENSES:
  Costs of goods sold (exclusive of depreciation)                 4,185,000               2,698,000               2,277,000
  Selling, general, and administrative                           12,311,000              11,974,000              14,483,000
  Write-down of long-lived assets                                 1,854,000                       -                       -
  Expenses associated with revised EPA remedy                             -                       -               4,417,000
  Depreciation and amortization                                   1,590,000               1,150,000               1,030,000
                                                              --------------          --------------          -------------
         Total costs and expenses                                19,940,000              15,822,000              22,207,000
                                                              --------------          --------------          -------------

     Net (loss) before other income
        and income taxes                                         (2,728,000)             (4,309,000)            (11,689,000)
                                                              --------------          --------------          -------------

OTHER INCOME (EXPENSE):
  Interest income                                                   138,000                 632,000                 485,000
  Interest expense                                                  (92,000)               (120,000)               (193,000)
                                                              --------------          --------------          -------------
                                                                     46,000                 512,000                 292,000
                                                              --------------          --------------          -------------

Income (loss) before income taxes                                (2,682,000)             (3,797,000)            (11,397,000)
Income tax expense (benefit)                                        897,000               1,288,000               3,543,000
                                                              --------------          --------------          -------------
   Net income (loss) from continuing operations                  (1,785,000)             (2,509,000)             (7,854,000)

Income from discontinued operations                                       -                       -              14,512,000
                                                              --------------          --------------          -------------
NET (LOSS)                                                      ($1,785,000)            ($2,509,000)             $6,658,000
                                                              --------------          --------------          -------------

Cat's Meow
================================================================================
Discounted Cash Flow Analysis
(in thousands)


EBITDA Projections
================================================================================

                                             Year Ending December 31,
                                   ---------------------------------------------
                                    2000E     2001E     2002E    2003E    2004E
                                   -------   -------   -------  -------  -------

EDITDA                             $ 1,681     1,450     1,475    1,500    1,525

EBIT                                 1,634     1,410     1,435    1,460    1,485
  Add: Depr. & Amort.                   47        40        40       40       40
  Less: Necessary CapEx                 90       105       120      135      150
                                   -------   -------   -------  -------  -------
Pre-Tax Free Cash Flow (A)         $ 1,591     1,345     1,355    1,365    1,375
                                   =======   =======   =======  =======  =======

(A) Changes in working capital were estimated to be immaterial and were excluded from the calculation.

--------------------------------------------------------------------------------

Discounted Cash Flow
================================================================================
          Terminal  Present Value of:                                   Present
                    ----------------
Discount   EBITDA    Cash  Terminal   Enterprise   Less:       Plus     Value of
  Rate    Multiple  Flows    Value       Value     Debt:   Excess Cash   Equity
--------  --------  -----  --------   ----------   -----   -----------  --------
 25.0%     4.0 x    3,837    1,999       5,836         0             0    5,836

 30.0%     4.0 x    3,485    1,643       5,128         0             0    5,128
                                                                        --------
 35.0%     4.0 x    3,185    1,325       4,510         0             0   $4,510
--------------------------------------------------------------------------------

Lucile's
--------------------------------------------------------------------------------
Discounted Cash Flow Analysis
(in thousands)

EBITDA Projections

--------------------------------------------------------------------------------------------------------------------
                                                                  Year Ended December 31,
                                        ----------------------------------------------------------------------------
                                             2000E           2001E           2002E          2003E           2004E
                                        --------------   -------------   -------------  -------------  -------------
EBITDA                                          $170            175             180             185           190
EBIT                                             110            115             120             125           130
  Add: Depr. & Amort.                             60             60              60              60            60
  Less: Necessary CapEx                           15             20              25              30            35
                                        --------------   -------------   -------------  -------------  -------------
Pre-Tax Free Cash Flow (A)                      $155            155             155             155           155
                                        ==============   =============   =============  =============  =============
(A) Same as previous page.
--------------------------------------------------------------------------------------------------------------------


Discounted Cash Flow

-------------------------------------------------------------------------------------------------------------------------------
                        Terminal            Present Value of:                                                          Present
                                        -------------------------
      Discount           EBITDA             Cash       Terminal      Enterprise      Less:            Plus:            Value of
        Rate            Multiple            Flows        Value          Value         Debt          Excess Cash         Equity
    -----------        ----------       -----------   -----------   ------------    --------        -----------        --------
        20.0%             5.0x              $464           382           845           0                0                845
                                                                                                                       --------
        25.0%             5.0x               417           311           728           0                0               $728
-------------------------------------------------------------------------------------------------------------------------------

Stockyard and H3
--------------------------------------------------------------------------------
Discounted Cash Flow Analysis
(in thousands)


EBITDA Projections
----------------------------------------------------------------------------------------------------------
                                                                        Year Ending December 31,
                                                                ------------------------------------------
                                                                2000E    2001E     2002E    2003E    2004E
                                                                -----    -----     -----    -----    -----
EBITDA                                                          $ 738      756       772      790      808
EBIT                                                              258      275       292      310      328
  Add: Depr. & Amort.                                             480      481       480      480      480
  Less: Necessary CapEx                                            75      100       125      150      175
                                                                -----    -----     -----    -----    -----
Pre-Tax Free Cash Flow (A)                                      $ 663      656       647      640      633
                                                                =====    =====     =====    =====    =====
(A) Same as previous page.
----------------------------------------------------------------------------------------------------------


Discounted Cash Flow
-----------------------------------------------------------------------------------------------------------------------
                                  Present Value of:
                  Terminal     ------------------------                                                       Present
    Discount       EBITDA       Cash          Terminal       Enterprise     Less:            Plus:           Value of
      Rate        Multiple      Flows          Value           Value        Debt          Excess Cash         Equity
--------------   ----------    -------        ---------     ------------  ----------     -------------      -----------
       20.0%          5.0x       1,946            1,624            3,569          0                 0             3,569
                                                                                                            -----------
       25.0%          5.0x       1,751            1,324            3,075          0                 0            $3,075
-----------------------------------------------------------------------------------------------------------------------

BFX remaining as a public company
--------------------------------------------------------------------------------
Discounted Cash Flow Analysis
(in thousands)

EBITDA Projections

-----------------------------------------------------------------------------------------------
                                                            Year Ending December 31,
                                                -----------------------------------------------
                                                  2000E     2001E     2002E     2003E     2004E
                                                --------  -------   -------   -------   -------
EBITDA/(A)/                                       $1,799    1,456     1,527     1,600     1,673

EBIT/(A)/                                            765      403       475       548       731
  Add: Depr. & Amort.                              1,034    1,053     1,052     1,052       942
  Less: Necessary CapEx                              180      225       270       315       360
                                                --------  -------   -------   -------   -------
Pre-Tax Free Cash Flow/(B)/                       $1,619    1,231     1,257     1,285     1,313
                                                ========  =======   =======   =======   =======
/(A)/  Excludes Houston Cabo restaurants.
/(B)/  Same as previous page.
-----------------------------------------------------------------------------------------------

Discounted Cash Flow

---------------------------------------------------------------------------------------------------
                             Present Value of:
                 Terminal   -------------------                                           Present
     Discount     EBITDA     Cash     Terminal     Enterprise    Less:        Plus:       Value of
       Rate      Multiple    Flows     Value         Value       Debt      Excess Cash     Equity
    ----------  ---------- --------  ----------   ------------  -------   -------------  ----------
       20.0%       5.0x      4,079      3,362         7,441        0             0          7,441
                                                                                         ----------
       25.0%       5.0x      3,683      2,741         6,424        0             0         $6,424
---------------------------------------------------------------------------------------------------

Note: The above 2000 - 2004 estimates excluded the two Houston Cabos, assumed a new lease on the Vestal property, excluded future EPA expenditures of approximately $2.0 million to be spent in 2000 and 2001 and do not reflect opening new concepts, reconcepting of Cabo Fort Worth or river Ranch project. The estimates also excluded a special charge that will probably occur in late 2000, of approximately $700,000 - 800,000 for legal, financial advisory, accounting and other related fees, which must be paid regardless of whether the Transaction is approved.

BFX Hospitality Group, Inc.
--------------------------------------------------------------------------------
Comparables Analysis
$ in millions except per share data

                                                         Cooker      Grill        Mexican     Meritage     Silver     Total Ent.
                                        Morgan Foods   Restaurant   Concepts    Restaurants  Hospitality   Diner      Restaurant
Company name                               Inc.           Corp.       Inc.          Inc.        Group       Inc.         Corp.
Ticker                                      MR            CGR         GRIL          CASA         MHG        SLVR         TENT
Stock price at 7/28/00                    $2.38          $2.50        $1.50         $3.88       $2.06      $0.91         $2.19
Fully-diluted shares outstanding           2.9            6.0          4.0           3.6         5.8       11.4           9.7
Market capitalization                      $7             $15          $6           $14          $12       $10            $21
Fiscal year end                          February      December     December      December    November   December      December

                                           LTM            LTM          LTM           LTM        LTM        LTM           LTM
Period ended                              May00          Mar00        Mar00         Mar00      Mar00      Mar00         Mar00
                                         -------        -------      -------       -------    ------     ------        -------
Selected operating data
Net sales                                 $75.5          $149.6       $39.5         $61.1       $31.1     $29.3        $55.2
Gross margins                             16.6%          17.0%        11.9%         17.4%       13.8%     11.2%        21.4%
EBITDA                                     7.6            14.2         1.3           5.1         2.2       0.0          6.8
EBITDA margin                             10.1%           9.5%         3.4%          8.3%        7.2%      0.1%        12.3%
Operating income                           4.3            7.2          0.1           3.2         0.9      (1.5)         2.8
Operating margin                           5.7%           4.8%         0.4%          5.3%        2.7%     -5.0%         5.0%
Interest expense                           4.4            7.0           -            0.6         1.3       0.0          1.2
Net income (before extr.)                 ($0.3)         ($4.5)       ($0.4)        $0.8       ($0.2)     ($1.4)       $0.9
Net margin                                -0.3%           -3.0%        -1.0%        1.3%        -0.5%     -4.8%        1.7%

EPS before extra. (LTM)                  ($0.08)        ($0.75)       ($0.13)      $0.23       ($0.04)    ($0.11)     $0.10
EPS (CFY)                                   NA          ($0.15)         NA          NA           NA          NA         NA
EPS (NFY)                                   NA             NA           NA          NA           NA          NA         NA

Selected balance sheet data
Total cash                                 $4.0          $2.3           $0.7        $0.4        $1.2        $1.8       $2.5
Total assets                              $61.8        $145.8          $12.4       $30.9       $25.8       $20.3      $40.5
Total debt                                $53.6         $87.8           $3.6        $9.1       $16.2        $0.3      $13.3
Total preferred                            $0.0          $0.0           $0.0        $0.0        $0.0        $0.0       $0.0
Book value                                 $0.5         $44.6           $3.7       $14.8        $5.6       $16.5      $22.8
Net Debt/Total capital (book)              91.7%        64.6%           39.5%       36.4%       68.7%        0.0%      30.0%
Net Debt/Total capital (market)            81.9%        83.2%           30.2%       37.8%       53.3%        0.0%      31.4%

Selected valuation multiples
Enterprise value/Sales                      0.7x         0.7x            0.2x        0.4x        0.9x        0.3x       0.6x
Enterprise value/EBITDA                     7.4x         7.1x            6.7x        4.5x       11.9x      206.1x       4.7x
Enterprise value/Operating inc.            13.2x        13.9x           62.8x        7.0x       31.4x         NM       11.5x
Enterprise value/Total assets               0.9x         0.7x            0.7x        0.7x        1.0x        0.4x       0.8x
Price/Book value                           14.2x         0.3x            1.6x        0.9x        2.1x        0.6x       0.9x
Price/Earnings (LTM)                         NM           NM              NM        16.8x         NM          NM       21.9x
Price/Earnings (CFY)                         NM           NM              NM          NM          NM          NM         NM
Price/Earnings (NFY)                         NM           NM              NM          NM          NM          NM         NM

                                        ----------------------------------------------------------------
                                            High         Low         Mean        Median      Adj. Mean
                                        ----------------------------------------------------------------
Selected operating data
Net sales                                  $149.6       $29.3       $63.1        $55.2         $52.5
Gross margins                                21.4%       11.2%       15.6%        16.6%         15.3%
EBITDA                                       14.2         0.0         5.3          5.1           4.6
EBITDA margin                                12.3%        0.1%        7.3%         8.3%          7.7%
Operating income                              7.2        (1.5)        2.4          2.8           2.3
Operating margin                              5.7%       -5.0%        2.7%         4.8%          3.6%
Interest expense                              7.0         0.0         2.4          1.2           1.9
Net income (before extr.)                    $0.9       ($4.5)      ($0.7)       ($0.3)        ($0.3)
Net margin                                    1.7%       -4.8%       -0.9%        -0.5%         -0.7%

Net Debt/Total capital (book)                91.7%        0.0%       47.3%        39.5%         47.8%
Net Debt/Total capital (market)              83.2%        0.0%       45.4%        37.8%         46.9%

                                        ----------------------------------------------------------------
                                            High         Low         Mean        Median      Adj. Mean
                                        ----------------------------------------------------------------
Selected valuation multiples
Enterprise value/Sales                       0.9x        0.2x        0.5x        0.6x          0.5x
Enterprise value/EBITDA                     206.1x       4.5x       35.5x        7.1x          7.6x
Enterprise value/Operating inc.              62.8x       7.0x       23.3x       13.6x         17.5x
Enterprise value/Total assets                 1.0x       0.4x        0.8x        0.7x          0.8x
Price/Book value                             14.2x       0.3x        3.0x        0.9x          1.2x
Price/Earnings (LTM)                         21.9x      16.8x       19.4x       19.4x           NM
Price/Earnings (CFY)                          0.0x       0.0x         NM          NM           0.0x
Price/Earnings (NFY)                          0.0x       0.0x         NM          NM           0.0x

------------------------------------------
Note: Adjusted mean excludes high and low data.